EXHIBIT 99.1
FIRST QUARTER 2011
NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE
Agrium reports excellent first quarter; expects continued strength in crop input markets
May 4, 2011 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today consolidated net earnings (“net earnings”) of $171-million ($1.09 diluted earnings per share) for the first quarter of 2011, compared with a consolidated net loss (“net loss”) of $1-million in the first quarter of 2010 ($0.01 diluted loss per share). Net earnings from continuing operations, which exclude earnings associated with AWB Limited (“AWB”) Commodity Management business which is under a definitive sales agreement to Cargill Incorporated (“Cargill”), were $160-million ($1.02 diluted earnings per share) for the first quarter of 2011.
The 2011 first quarter results include a pre-tax share-based payment expense of $12-million ($0.05 diluted earnings per share) and pre-tax gains of $9-million ($0.04 diluted earnings per share) on natural gas and other commodity hedges. Excluding these items, net earnings from continuing operations would have been $162-million ($1.03 diluted earnings per share from continuing operations) for the first quarter of 2011.1
The financial information presented and discussed in this press release is prepared in accordance with International Financial Reporting Standards (“IFRS”). All Canadian corporations are required as of January 1, 2011 to account and report current and future financial results under IFRS. First quarter 2010 figures have been restated for comparison purposes.
“Record high crop prices and overall strong fundamentals for agriculture and the crop input market provided the basis for Agrium’s outstanding quarter, particularly in light of a slow start to the spring season. Crop nutrient demand was strong in North America and globally, providing underlying support to crop nutrient prices. This contributed to our Wholesale business achieving its best first quarter ever. The same strong fundamentals also supported results for our Retail operations, as they reported substantial increases across all product lines,” said Agrium President & CEO Mike Wilson.
“Our newly acquired Landmark retail business in Australia delivered solid results and managed through the challenges of 2010’s flooding in Eastern Australia. The significant increase in acreage devoted to input intensive crops such as corn and cotton is expected to benefit all three of our business units this spring. With the strength in markets across most products and services, we expect a great second quarter and believe industry fundamentals will remain strong in 2011,” continued Mr. Wilson.2
Agrium is providing guidance for the first half of 2011 of $4.40 to $4.90 diluted earnings per share on continuing operations.2

1 First quarter effective tax rate of 27 percent used for adjusted diluted earnings per share calculations.
2See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2011 first quarter Management’s Discussion and Analysis and additional assumptions in the section “Management’s Discussion and Analysis”.

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 4, 2011
Unless otherwise indicated, the financial information presented and discussed in this Management’s Discussion and Analysis (“MD&A”) is prepared in accordance with International Financial Reporting Standards (“IFRS”), and all comparisons of results for the first quarter of 2011 (three months ended March 31, 2011) are against results for the first quarter of 2010 (three months ended March 31, 2010). All dollar amounts refer to United States (“U.S.”) dollars except otherwise stated.
The following interim MD&A updates our annual MD&A included in our 2010 Annual Report to Shareholders, to which our readers are referred and is as of May 4, 2011. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors, this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release. The major assumptions made in preparing our first half guidance on continuing operations are outlined below and include, but are not limited to:
•	Wholesale fertilizer prices approximating current market prices through the second quarter of 2011 with the exception of those volumes already committed under pricing programs;

•	Wholesale fertilizer sales volumes consistent with the same levels in the second quarter of 2010;

•	Retail North America fertilizer and chemical gross margin percentages consistent with margin percentages realized in the second quarter of 2010;

•	Retail North American fertilizer sales volumes consistent with sales volumes in the second quarter of 2010;

•	Exchange rates for the U.S. dollar relative to the Canadian and Australian dollar to stay consistent with the current trading levels;

•	Average NYMEX gas pricing for the second quarter approximating $4.40 per MMBtu; and,

•	The exclusion from the guidance range of the effects in the second quarter of:
•	share-based payment expense or recovery resulting from movement in Agrium’s share price for which a $1 change in stock price equates to approximately a $0.01 change in earnings per share;

•	mark-to-market gains or losses on hedge positions settling in future periods; and,

•	the results of discontinued operations.
2011 First Quarter Operating Results
CONSOLIDATED NET EARNINGS
Agrium’s 2011 first quarter consolidated net earnings (“net earnings”) were $171-million, or $1.09 diluted earnings per share, compared to a consolidated net loss (“net loss”) of $1-million, or $0.01 diluted loss per share, for the same quarter of 2010.

Financial Overview

			Three months ended
		March 31,
(Millions of U.S. dollars, except per share amounts and effective tax rate)	2011	2010	$ Change	% Change

Sales	2,954	1,848	1,106	60%
Gross profit	725	362	363	100%
Expenses	466	333	133	40%
Earnings from continuing operations before finance costs and income taxes (“EBIT”)	259	29	230	793%
Consolidated net earnings (loss) from continuing operations(1)	160	(1)	161	N/A
Consolidated net earnings (loss)	171	(1)	172	N/A
Diluted earnings (loss) per share from continuing operations	1.02	(0.01)	1.03	N/A
Diluted earnings (loss) per share	1.09	(0.01)	1.10	N/A
Effective tax rate	27%	—	N/A	N/A

(1)	See “Discontinued Operations” below for a discussion of our discontinued operations.
Our consolidated gross profit increased by $363-million primarily due to higher gross profit from all three of our strategic business units, with highlights as follows:
•	A $191-million increase in Wholesale’s gross profit, as higher crop pricing drove up demand and selling prices for all major products.

•	A $99-million increase in gross profit from the addition of the Landmark retail operations, where over half of the contribution came from merchandise and application and other services.

•	Excluding Landmark, Retail’s gross profit increased by $79-million due to higher fertilizer pricing and higher sales volume for crop nutrients and seed.
The $133-million increase in expenses was primarily driven by higher Retail selling and general and administrative expenses due to the addition of the Landmark business in the fourth quarter of 2010. Included in these costs were $8-million of severance expense related to the AWB acquisition. Our consolidated EBIT increased by $230-million for this quarter.
Below is a summary of our other expenses for the first quarter of 2011 and 2010:

	Three months ended March 31,
(Millions of U.S. dollars)	2011	2010

Realized loss on derivative financial instruments	48	7
Unrealized (gain) loss on derivative financial instruments	(30)	61
Foreign exchange (gain) loss	(25)	1
Potash profit and capital tax	11	3
Gain on disposal of marketable securities	—	(52)
Environmental remediation and asset retirement obligations	1	—
Interest income	(14)	(8)
Bad debt expense	5	6
Other	5	2

	1	20

The effective tax rate was 27 percent for the first quarter of 2011 which was comparable to the effective tax rate for the same period last year.
BUSINESS SEGMENT PERFORMANCE
Retail
Retail’s 2011 first quarter sales were $1.8-billion, an increase of $762-million from the first quarter of 2010. The 72 percent increase in sales was largely due to the combination of the inclusion of the Australian Landmark retail operations, as well as higher crop input volumes and prices. Excluding acquisitions made since January 1, 2010, sales for Agrium’s retail legacy operations were up 22 percent over the same period last year. Gross profit in the current quarter was $340-million, more than double the $162-million for the same period last year. Retail EBIT was a loss of $15-million in the first quarter of 2011, a significant improvement over the loss of $68-million in the first quarter of 2010. Landmark retail operations contributed a positive EBIT of $3-million and $13-million in EBITDA in the first quarter of 2011.
Crop nutrient sales were $707-million in the first quarter of 2011, compared to $371-million for the same quarter last year. The increase was due to significantly higher sales volumes and crop nutrient prices, as well as the addition of the Landmark business. Crop nutrient gross profit was $115-million this quarter compared to $63-million in the first quarter of 2010. Crop nutrient margins averaged 16 percent this quarter. Crop nutrient sales from the Landmark business accounted for 26 percent of total crop nutrient revenues this quarter and about 6 percent of gross profit. The North American nutrient margin was 21 percent in the current quarter.
Crop protection sales were $638-million in the first quarter of 2011, a 38 percent increase over the $462-million in sales for the same period last year. Gross profit this quarter was $102-million, compared with $69-million in 2010. The increase in revenue and gross profit was due to a combination of the addition of the Australian Landmark business and generally higher sales volumes across much of North America. Landmark accounted for approximately 20 percent of our crop protection total sales and gross profit this quarter.
Seed sales were $230-million in the first quarter of 2011, compared to $191-million in the same period last year. North American sales accounted for over 75 percent of the increase. Gross profit this quarter was $35-million compared to $15-million in the first quarter of 2010.
Merchandise sales totaled $144-million in the first quarter of 2011 compared to $21-million in the first quarter of 2010. Gross profit from merchandise sales was $17-million in the current quarter compared to $1-million in the same period last year. The increase in revenue and gross profit was due to the addition of the Landmark business.
Sales of application and other services were $103-million in the first quarter of 2011 compared to $15-million in the first quarter of 2010. Gross profit totaled $71-million this quarter, compared to $14-million in the first quarter of 2010. The significant increase in sales and gross profit over the previous year was due to the addition of the Landmark business and increased demand for nutrient application services in North America. Record crop prices have supported demand for application services across North American agriculture. This product segment includes a variety of service offerings at our Landmark retail operations including: livestock and wool marketing, insurance commissions and rural real estate services.
Retail selling expenses for the first quarter of 2011 were $335-million, compared to $222-million in the same quarter of 2010. The increase was due primarily to the inclusion of the Landmark retail business. Selling expenses as a percentage of sales in the first quarter of 2011 was 18 percent compared to 21 percent in the first quarter of 2010. On a same-store basis, selling expenses were 2 percent higher this quarter as compared to the same period last year. This increase in expenses was largely due to higher performance incentives and fuel prices.
Wholesale
Wholesale’s sales were $1.2-billion for the first quarter of 2011, a record for a first quarter, and 45 percent higher than the $848-million achieved in the first quarter of 2010. Gross profit was $409-million in the first quarter of 2011, almost double the $218-million reported in the same period in 2010. Wholesale also reported a record first quarter EBIT of $377-million in 2011, substantially higher than the $147-million earned in the first quarter of 2010. Strong agricultural fundamentals supported demand and prices for nutrient products.
Gross profit for nitrogen was $151-million this quarter, compared to $72-million in the same quarter last year. The increase in gross profit was due to a combination of higher realized sales prices and lower natural gas costs. Urea sales volumes were impacted slightly this quarter due to the wet and cool spring in much of North America, although UAN sales were up 29 percent from last year on strong demand. Cost of product sold was $244 per tonne this quarter, 6 percent lower than the $260 per tonne in the first quarter of 2010.
The U.S. benchmark (NYMEX) natural gas price for the first quarter of 2011 was $4.14/MMBtu, versus $5.38/MMBtu in the same quarter last year and $3.81/MMBtu in the fourth quarter of 2010. The AECO (Alberta) basis differential was a $0.32/MMBtu discount to NYMEX in the first quarter of 2011, which was a slightly larger discount than in the first quarter of 2010. For the first quarter of 2011, Agrium’s average natural gas cost in cost of product sold was $3.90/MMBtu ($4.11/MMBtu including the impact of realized losses on natural gas derivatives) compared to $5.00/MMBtu for the same period in 2010 ($5.21/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses on all gas derivatives are reported below gross profit in other expenses and therefore not included in cost of product sold.
Gross profit for potash this quarter was $125-million, $19-million higher than the same period in 2010. The increase in gross profit was due to a significant rebound in international and domestic potash prices. International sales volumes reached 265,000 tonnes in the first quarter of 2011, a 43 percent increase from the same period last year, due to strong demand from Asia and Brazil. Domestic sales volumes were 212,000 tonnes in the first quarter of 2011, compared to 349,000 tonnes in the same period last year. The lower volumes this year were due to a late start to the spring season in the U.S. this year, compared to the strong demand in the first quarter of 2010. The total potash cost of product sold this quarter was $147 per tonne as compared to $159 per tonne in the first quarter of 2010. The decrease was due to lower freight costs per tonne, partly offset by the strengthening in the Canadian dollar against the U.S. dollar. The resulting gross margin was $262 per tonne this quarter versus $199 per tonne for the first quarter of 2010.
Phosphate gross profit was $95-million in the first quarter of 2011, over five times greater than the $18-million reported for the same quarter last year. The increase was due to substantially higher realized sales prices of $778 per tonne for the first quarter of 2011 compared to $506 per tonne for the same period in 2010. Phosphate sales volumes were 22 percent higher than the same quarter last year, as demand for phosphate products was strong due in part to customer concerns over the potential for tight supply availability in the second quarter of 2011. Phosphate cost of product sold was $468 per tonne, an 8 percent increase over the same period last year, due to a higher cost of sulphur and phosphate rock. The resulting gross margin per tonne was $310 per tonne versus $72 per tonne in the first quarter of 2010.

Gross profit for product purchased for resale was $16-million, $4-million higher than the first quarter of 2010. The increase was due to higher sales volumes this year as global demand for all three nutrients was strong. Gross margins in the first quarter of 2011 of $18 per tonne were consistent with the first quarter of 2010.
First quarter Wholesale expenses were $32-million, $39-million lower than the same period last year. The majority of the decrease was due to mark-to-market gains on natural gas and other derivatives of $14-million in the first quarter of 2011 compared to $61-million in losses for the same period in 2010. Realized losses on natural gas and other derivatives were $6-million compared to a loss of $7-million in 2010. Equity earnings from the MOPCO Egyptian nitrogen facility were $7-million lower this quarter than in the first quarter of 2010 primarily due to a one-time deferred tax adjustment of $6-million this quarter. The MOPCO facility has continued to run at normal operating rates in 2011 and the project to triple the production capacity is on schedule for completion in mid-2012. In addition, potash profit and capital taxes were $8-million higher this quarter than the same period last year due primarily to a large favourable adjustment reported in the first quarter of 2010 related to the 2009 final potash tax return.
Advanced Technologies
Advanced Technologies’ first quarter 2011 gross profit was $16-million compared to $15-million in the first quarter of 2010. This increase in gross profit was due to increased sales volumes of ESN and controlled-release products in the turf and ornamental segment, as well as increased sales activity in both the U.S. and Canadian retail markets. This increase in volumes was supported by new ESN production at our New Madrid facility which came on-line in March of 2010.
EBITDA this quarter was $1-million versus $3-million in the first quarter of 2010. Higher selling and general and administrative costs offset improved gross profit in the first quarter of 2011 compared to the same period last year. Selling, general and administrative costs for AAT were $5-million higher this quarter versus the same period in 2010 due primarily to the expansion of the Direct Solutions sales force which focuses on retail sales to end users. Other income decreased by $2-million in the first quarter of 2011 compared to the same period last year due to lower earnings from our equity ownership in Hanfeng Evergreen Inc.
Other
EBIT for our Other non-operating business unit for the first quarter of 2011 was a loss of $98-million compared to a loss of $49-million for the first quarter of 2010. The increase in loss was driven by:
•	A $52-million gain realized from the sale of 1.2 million shares of CF Industries Holdings, Inc. (“CF”) in the first quarter of 2010.

•	A net loss of $26-million primarily from foreign exchange derivatives entered into in anticipation of the sale of the Commodity Management business to Cargill, Incorporated (“Cargill”) as the U.S. dollar weakened during the first quarter of 2011. This was more than offset by a $29-million foreign exchange gain primarily from the remeasurement of intercompany loans.
DISCONTINUED OPERATIONS
We entered into an agreement on December 15, 2010 with Cargill to sell the majority of the Commodity Management business of AWB. Completion of the sale is expected in the first half of 2011. The purchase price to be paid by Cargill will be the net asset value of the sold businesses as at the completion date of the transaction, plus a premium. We have committed to a plan to sell certain other businesses that form part of the Commodity Management business that is not being acquired by Cargill. In addition to the sale of the Commodity Management business, the pool management operations of AWB Harvest Finance Limited (“AWBHF”) will be transferred to Cargill. We have agreed to various terms and conditions and indemnifications pursuant to the sale of the Commodity Management business, including an indemnity for litigation related to the Oil-For-Food Programme, as described in note 2 of our Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011.
Commodity Management operations included in the agreement with Cargill are reported as discontinued operations because their operations and cash flows will be eliminated from continuing operations as a result of the disposal transaction and we will not have any significant continuing involvement in the operations after the disposal transaction. Assets and liabilities related to discontinued operations are presented separately on the consolidated balance sheets.
Net earnings from discontinued operations for the first quarter of 2011 was $11-million versus nil in the same period of 2010.

FINANCIAL CONDITION
The following are changes to working capital on our Condensed Consolidated Balance Sheets in the three-month period ended March 31, 2011.

As at	March 31,	December 31,
(millions of U.S. dollars)	2011	2011	$ Change	% Change	Explanation of the change in balance

Current assets
Cash and cash equivalents	447	635	(188)	(30%)	See discussion under the Section “Liquidity and Capital Resources”.

Accounts receivable	2,105	1,793	312	17%	Increased sales in Q1 2011 and increased Retail rebates.

Inventories	3,656	2,502	1,154	46%	Seasonal Retail inventory build-up in preparation for the spring season, as well as increased product costs.

Prepaid expenses and deposits	415	848	(433)	(51%)	Drawdown of prepaid inventory as Retail takes delivery of product in anticipation of the spring season demand.

Marketable securities	—	3	(3)	(100%)	—

Assets of discontinued operations	1,632	1,320	312	24%	—

Current liabilities
Short-term debt	547	517	30	6%	Increased working capital needs for Agrium Europe due to increased inventory purchases and receivables in Q1 2011.

Accounts payable	3,863	2,666	1,197	45%	Retail inventory purchases made in anticipation of the spring season and customer prepayments received but not yet drawn down for the upcoming spring application.

Current portion of long-term debt	53	125	(72)	(58%)	Debentures of $125-million were repaid February 15, 2011 while South America Retail line of credit of $53-million is due in October 2011.

Current portion of other provisions	213	198	15	8%	—

Liabilities of discontinued operations	1,090	1,020	70	7%	—

Working capital	2,489	2,575	(86)	(3%)

LIQUIDITY AND CAPITAL RESOURCES
Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Condensed Consolidated Statements of Cash Flows:

	Three months ended March 31,
(Millions of U.S. dollars)	2011	2010	Change

Cash provided by (used in) operating activities	402	(111)	513
Cash (used in) provided by investing activities	(162)	60	(222)
Cash (used in) provided by financing activities	(108)	25	(133)

Effect of exchange rate changes on cash and cash equivalents	(10)	—	(10)

Increase (decrease) in cash and cash equivalents from continuing operations	122	(26)	148

The sources and uses of cash for the three months ended March 31, 2011 are summarized below:

Cash provided by operating activities — Drivers behind the $513-million increase in source of cash

Source of cash	•	$161-million resulting from increase in consolidated net earnings from continuing operations adjusted for changes in non-cash items, primarily associated with a $30-million unrealized gain on derivative financial instruments in Q1 2011 versus a $61-million unrealized loss in Q1 2010, and a $52-million gain on the sale of CF shares in Q1 2010.

	•	$389-million decrease in non-cash working capital. The decrease in non-cash working capital was primarily driven by higher accounts payable and lower prepaid expenses and deposits, partially offset by higher inventories and accounts receivable.

Cash used in investing activities — Drivers behind the $222-million increase in use of cash

Use of cash	•	Proceeds of $117-million received on the sale of our shares in CF in Q1 2010;

	•	$36-million investment purchased in Q1 2011 versus proceeds of $25-million received in Q1 2010 on the sale of other marketable securities; and

	•	$34-million increase in capital expenditures.
Cash used in financing activities — Drivers behind the $133-million increase in use of cash

Use of cash	•	Repayment of $125-million aggregate principal amount of debentures that were due February 15, 2011.

Our short-term debt as at March 31, 2011 is summarized as follows:

Short-term Debt	Total	Unutilized	Utilized

(millions of U.S. dollars)
North American facilities expiring 2012a)	775	735	40
North American accounts receivable securitizationb)	200	200	—
European facilities expiring in 2011 to 2012	201	29	172
South American facilities expiring 2011 to 2012	133	66	67
Australian facilities expiring 2011	130	44	86
Australian accounts receivable securitizationb)	258	76	182

	1,697	1,150	547

a)	Outstanding letters of credit issued under our revolving credit facilities at March 31, 2011 were $77-million, reducing credit available under the facilities to $658-million.

b)	For further information, see discussion under the section “Off Balance Sheet Arrangements” on page 55 of our 2010 Annual Report.
OUTSTANDING SHARE DATA
The number of outstanding shares as at April 30, 2011 was approximately 158 million. As at April 30, 2011, the number of stock options (issuable assuming full conversion, where each option granted can be exercised for one common share) outstanding were approximately 0.4 million.
SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2011				2010							2009

	Q1	Q4	Q3	Q2	Q1	Q4	a)	Q3	a)	Q2	a)	Q1	a)
Sales	2,954	2,398	2,066	4,431	1,848	1,442		1,844		4,090		1,753
Gross profit	725	725	498	1,063	362	383		397		890		273
Consolidated net earnings (loss) from continuing operations	160	152	61	518	(1)	30		26		370		(60)
Consolidated net earnings (loss)	171	135	61	518	(1)	30		26		370		(60)
Earnings (loss) per share from continuing operations
-basic	1.02	0.86	0.39	3.29	(0.01)	0.19		0.16		2.36		(0.38)
-diluted	1.02	0.86	0.39	3.28	(0.01)	0.19		0.16		2.35		(0.38)
Earnings (loss) per share
-basic	1.09	0.86	0.39	3.29	(0.01)	0.19		0.16		2.36		(0.38)
-diluted	1.09	0.86	0.39	3.28	(0.01)	0.19		0.16		2.35		(0.38)

a)	Presented in accordance with previous Canadian generally accepted accounting principles (“Canadian GAAP”).
The agricultural products business is seasonal in nature. Consequently, sales and gross profit comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia. Our recent acquisition of AWB, which has a majority of its earnings from the second and third quarters of the calendar year, may have some impact on comparability.

Effective January 1, 2011, Agrium adopted IFRS as issued by the International Accounting Standards Board. The selected quarterly information for 2011 and 2010 are presented based on IFRS, while those for 2009 are presented based on Canadian GAAP. As such, direct comparison may not be appropriate.
BUSINESS ACQUISITIONS
On December 3, 2010, we acquired 100 percent of AWB, an agribusiness operating in Australia, for $1.2-billion in cash and $37-million of acquisition costs. On December 15, 2010, we announced an agreement to sell the majority of the Commodity Management business of AWB. We will retain the Landmark retail operations, including over 200 company-owned retail locations and over 140 retail franchise and wholesale customer locations in Australia. The acquired business is included in the Retail operating segment.
NON-IFRS FINANCIAL MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA (earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization). We consider EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.
EBITDA is not a recognized measure under IFRS, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with IFRS.
The following table is a reconciliation of EBITDA to consolidated net earnings (loss) from continuing operations as calculated in accordance with IFRS:

				Three Months Ended March 31
	2011					2010

			Advanced					Advanced
(millions of U.S. dollars)	Retail	Wholesale	Technologies	Other	Consolidated	Retail	Wholesale	Technologies	Other	Consolidated

EBITDA	25	412	1	(93)	345	(41)	182	3	(47)	97
Depreciation and amortization	40	35	6	5	86	27	35	4	2	68

EBIT	(15)	377	(5)	(98)	259	(68)	147	(1)	(49)	29

Finance costs related to long-term debt					(27)					(23)
Other finance costs					(13)					(7)
Income taxes					(59)					—

Consolidated net earnings (loss) from continuing operations					160					(1)

ACCOUNTING STANDARDS AND CRITICAL ACCOUNTING ESTIMATES
Please refer to note 1 of our Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011 for our significant accounting policies and critical accounting estimates, which includes purchase price allocations in business combinations; collectability of receivables; rebates; net realizable value of inventory; estimated useful lives and impairment of long-lived assets; goodwill impairment testing; allocation of acquisition purchase prices; asset retirement obligations; environmental remediation; employee future benefits; share-based payments; income taxes; fair value of financial assets and liabilities; and, amounts and likelihood of contingencies.
BUSINESS RISKS
The information presented on risk management and key business risks on pages 70 — 79 in our 2010 Annual Report has not changed materially since December 31, 2010.
CONTROLS & PROCEDURES
There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
OUTLOOK, KEY RISKS AND UNCERTAINTIES
The fundamental agricultural outlook remains very positive; however, the first quarter saw volatility in commodity prices stemming primarily from political unrest in the Middle East/North Africa and the tsunami in Japan. Many global crop prices are trading at historically high levels. This is expected to lead to increased planted area and more intensive growing practices on a global scale, which is expected to support demand for crop nutrients, crop protection and seed markets throughout 2011. U.S. cash corn prices have set records in two of the past three months, driven by projections of tight carryout in 2010/11 and the need to attract a significant increase in planted area in 2011. The United States Department of Agriculture (USDA) stated in its Prospective Plantings Report that U.S. growers intended to plant 92 million acres of corn in 2011, the second highest total since the 1940s and an increase of 4 million acres from a year ago. In total, major crop area in the U.S. could increase by more than 8 million acres according to the Prospective Plantings report.
Strong agriculture fundamentals have also supported demand for crop protection products and prices for most products are largely stable to slightly higher. Chinese glyphosate prices are trending higher, driven in part by increasing raw material costs. Seed demand is expected to be strong, driven by significant increases in seeded area in general, and corn and cotton in particular. Prices for most chemicals and seed are largely set for the spring/summer season and are expected to trend higher later in 2011, particularly if crop prices remain at high levels.
Nitrogen markets have been mixed in the first quarter of 2011, with relatively strong ammonia and UAN prices and some weakening in urea prices. The pressure on urea prices in the first quarter was partly due to extremely strong shipments of urea in the second half of 2010, including large volumes of Chinese urea exports in November and December. In recent weeks, the international price of urea has firmed up and the overall nitrogen fundamentals remain positive. For the first time since 2002, The Fertilizer Institute (“TFI”) reported a decline in North American urea inventories in the month of March. The key risks to the nitrogen market include the potential for significant urea exports from China, once the export taxes are lowered for the period

July 1 through October 31, and the possibility for changes in natural gas prices in Europe, including the potential for Russia to lower the price of gas for Ukrainian producers.
Phosphate markets remain very strong. India is a key driver of the phosphate market given it is expected to account for 35 percent of the global DAP/MAP import market in 2011. As a result, the key risk for the phosphate market would include Indian import levels for the remainder of 2011 and the potential for Chinese exports when their export taxes are lowered from June 1 to September 30. Spot market prices for two key inputs, ammonia and sulphur, have increased in 2011 resulting in higher production costs for most phosphate producers which increases costs and may provide support to phosphate prices. Most industry analysts expect the Ma’aden Phosphate Project to begin production sometime in the second half of 2011, but most do not expect a significant export volume from the facility until 2012.
Global potash demand continues to improve. The International Fertilizer Industry Association (IFA) reported that 2010 potash deliveries totaled 55 million tonnes, significantly higher than expected earlier in the year. The TFI reported that North American potash inventories declined 9 percent in March 2011 to levels 25 percent below average. Most industry analysts expect further improvement in global potash consumption in 2011. A key uncertainty in the potash market is the timing and volume of a new supply agreement with India.
Forward-Looking Statements
Certain statements and other information included in this press release constitute “forward looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: Agrium’s ability to successfully integrate and realize the anticipated benefits of its acquisitions, including the acquisition of retained AWB businesses; Agrium’s ability to operate Landmark (AWB’s retail business) and improve average margins for this business; and Agrium’s success in integrating its business systems and supply chain management processes following the acquisition of AWB.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict. Additionally, there are risks associated with Agrium’s recent acquisition of AWB, including: timing and costs of the associated integration of the retained AWB businesses, the size and timing of expected synergies could be less favourable than anticipated; disruption from the acquisition making it more difficult to maintain relationships with customers, employees and suppliers; AWB is subject to dispute and litigation risk (including as a result of being named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme), as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.
Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER
Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
A WEBSITE SIMULCAST of the 2011 1st Quarter Conference Call will be available in a listen-only mode beginning Wednesday, May 4, 2011 at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com

AGRIUM INC.
Condensed Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2011	2010

Sales	2,954	1,848
Cost of product sold	2,229	1,486

Gross profit	725	362
Expenses
Selling	353	233
General and administrative	110	89
Loss (earnings) from associates	2	(9)
Other expenses (note 4)	1	20

Earnings before finance costs and income taxes	259	29
Finance costs related to long-term debt (note 5)	27	23
Other finance costs (note 5)	13	7

Earnings (loss) before income taxes	219	(1)
Income taxes	59	—

Consolidated net earnings (loss) from continuing operations	160	(1)
Consolidated net earnings from discontinued operations (note 3)	11	—

Consolidated net earnings (loss)	171	(1)

Attributable to:
Equity holders of Agrium	172	(2)
Non-controlling interest	(1)	1

Consolidated net earnings (loss)	171	(1)

Earnings (loss) per share (note 7)

Basic earnings (loss) per share from continuing operations	1.02	(0.01)
Basic earnings per share from discontinued operations	0.07	—

Basic earnings (loss) per share	1.09	(0.01)

Diluted earnings (loss) per share from continuing operations	1.02	(0.01)
Diluted earnings per share from discontinued operations	0.07	—

Diluted earnings (loss) per share	1.09	(0.01)

See accompanying notes.

AGRIUM INC.
Condensed Consolidated Statements of Comprehensive Income
(Millions of U.S. dollars)
(Unaudited)

	Three months ended
	March 31,
	2011	2010

Consolidated net earnings (loss)	171	(1)
Other comprehensive income (loss)
Available for sale financial instruments	—	(29)
Foreign currency translation	20	19
Loss of associates	(7)	(1)

	13	(11)

Consolidated comprehensive income (loss)	184	(12)

Attributable to:
Equity holders of Agrium	189	(13)
Non-controlling interest	(5)	1

Consolidated comprehensive income (loss)	184	(12)

See accompanying notes.

AGRIUM INC.
Condensed Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended
	March 31,
	2011	2010

Operating
Consolidated net earnings (loss) from continuing operations	160	(1)
Items not affecting cash
Depreciation and amortization	86	68
Loss (earnings) from associates	2	(9)
Share-based payments	12	36
Unrealized (gain) loss on derivative financial instruments	(30)	61
Gain on disposal of marketable securities	—	(52)
Unrealized foreign exchange loss	—	6
Deferred income taxes	6	—
Other	6	9
Net changes in non-cash working capital	160	(229)

Cash provided by (used in) operating activities	402	(111)

Investing
Capital expenditures	(110)	(76)
Purchase of investments	(36)	—
Proceeds from disposal of investments	—	25
Proceeds from disposal of marketable securities	—	117
Other	(16)	(6)

Cash (used in) provided by investing activities	(162)	60

Financing
Short-term debt	25	33
Repayment of long-term debt	(125)	(1)
Dividends paid	(9)	(9)
Shares issued, net of issuance costs	1	2

Cash (used in) provided by financing activities	(108)	25

Effect of exchange rate changes on cash and cash equivalents	(10)	—

Increase (decrease) in cash and cash equivalents from continuing operations	122	(26)
Cash and cash equivalents used in discontinued operations (note 3)	(310)	—
Cash and cash equivalents — beginning of period	635	933

Cash and cash equivalents — end of period	447	907

Interest paid	42	37
Interest received	14	8
Income taxes paid	31	293

See accompanying notes.

AGRIUM INC.
Condensed Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

			As at	As at
	As at March 31,		December 31,	January 1,
	2011	2010	2010	2010

ASSETS
Current assets
Cash and cash equivalents	447	907	635	933
Accounts receivable	2,105	1,400	1,793	1,247
Inventories (note 8)	3,656	2,988	2,502	2,137
Prepaid expenses and deposits	415	334	848	567
Marketable securities	—	6	3	114
Assets of discontinued operations (note 3)	1,632	—	1,320	—

	8,255	5,635	7,101	4,998
Property, plant and equipment (note 9)	2,209	1,886	2,154	1,797
Intangibles (note 10)	600	612	619	617
Goodwill (note 10)	2,508	1,807	2,423	1,804
Investment in associates	376	367	389	370
Other financial assets (note 11)	107	45	48	88
Deferred income tax assets	50	—	52	—
Assets of discontinued operations (note 3)	126	—	92	—

	14,231	10,352	12,878	9,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 12)	547	134	517	106
Accounts payable	3,863	2,938	2,666	2,342
Current portion of long-term debt (note 12)	53	125	125	—
Current portion of other provisions (note 13)	213	166	198	148
Liabilities of discontinued operations (note 3)	1,090	—	1,020	—

	5,766	3,363	4,526	2,596
Long-term debt (note 12)	2,063	1,574	2,118	1,699
Provisions for post-employment benefits	142	112	136	106
Other provisions (note 13)	333	333	366	308
Other financial liabilities (note 14)	42	57	47	34
Deferred income tax liabilities	498	451	490	460
Liabilities of discontinued operations (note 3)	4	—	2	—

	8,848	5,890	7,685	5,203

Shareholders’ equity
Share capital	1,988	1,980	1,982	1,977
Retained earnings	3,322	2,452	3,150	2,454
Accumulated other comprehensive income	70	18	53	29

Equity holders of Agrium	5,380	4,450	5,185	4,460
Non-controlling interest	3	12	8	11

Total equity	5,383	4,462	5,193	4,471

	14,231	10,352	12,878	9,674

See accompanying notes.

AGRIUM INC.
Condensed Consolidated Statements of Shareholders’ Equity
(Millions of U.S. dollars, except share data)
(Unaudited)

				Accumulated
	Millions of			other	Equity	Non-
	common	Share	Retained	comprehensive	holders of	controlling	Total
	shares(a)	capital	earnings	income	Agrium	interest	equity

January 1, 2010	157	1,977	2,454	29	4,460	11	4,471

Consolidated net (loss) earnings			(2)		(2)	1	(1)
Other comprehensive loss				(11)	(11)	—	(11)

Comprehensive (loss) income					(13)	1	(12)
Share-based payment transactions		3			3		3

March 31, 2010	157	1,980	2,452	18	4,450	12	4,462

December 31, 2010	158	1,982	3,150	53	5,185	8	5,193

Consolidated net earnings (loss)			172		172	(1)	171
Other comprehensive income (loss)				17	17	(4)	13

Comprehensive income (loss)					189	(5)	184
Share-based payment transactions		6			6		6

March 31, 2011	158	1,988	3,322	70	5,380	3	5,383

(a)	Our authorized share capital consists of unlimited common shares.
Accumulated Other Comprehensive Income of Equity Holders of Agrium

	Available for	Actuarial	Foreign	Comprehensive	Total accumulated
	sale financial	gains/	currency	income (loss) of	other comprehensive
	instruments	losses	translation	associates	income

January 1, 2010	29	—	—	—	29

Gains (losses)	—	—	19	(1)	18
Reclassification adjustments	(48)	—	—	—	(48)
Deferred income taxes	19	—	—	—	19

March 31, 2010	—	—	19	(1)	18

December 31, 2010	—	(16)	69	—	53

Gains (losses)	—	—	24	(7)	17

March 31, 2011	—	(16)	93	(7)	70

See accompanying notes.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
1. CORPORATE INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES
Corporate information

Agrium Inc. is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange and the Toronto Stock Exchange. Agrium is a major retail supplier of agricultural products and services in North and South America and Australia and a leading global producer and marketer of agricultural nutrients and industrial products. We produce and market three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled-release crop nutrients and micronutrients. Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada. Our operations are conducted globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, U.S.A.

Basis of preparation and statement of compliance

These condensed consolidated interim financial statements (“interim financial statements”) of Agrium Inc. were approved for issuance by the Board of Directors on May 3, 2011. We prepared the interim financial statements in accordance with IAS 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These are our first interim financial statements for part of the period covered by our first consolidated annual financial statements prepared in accordance with IFRS for the year ending December 31, 2011. Disclosures concerning the transition from Canadian generally accepted accounting principles to IFRS are provided in note 19. These interim financial statements do not include all disclosures normally provided in consolidated annual financial statements and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2010.

Seasonality in our business results from the increased demand for our products during planting seasons. Sales are generally higher in the second and third quarters.

These interim financial statements are presented in U.S. dollars, which is our presentation and functional currency. We have prepared these interim financial statements using the historical cost basis except for certain financial instruments and non-current assets, liabilities for cash-settled share-based payment arrangements, and assets and obligations of post-employment benefit plans. Our policies for these items are set out in the notes below.

Significant accounting policies
a)	Key accounting estimates and judgments
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates are used when accounting for items such as collectibility of receivables, rebates, net realizable value of inventory, estimated useful lives and impairment of long-lived assets, goodwill impairment testing, allocation of acquisition purchase prices, asset retirement obligations, environmental remediation, employee future benefits, share-based payments, income taxes, fair value of financial assets and liabilities and amounts and likelihood of contingencies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
b)	Principles of consolidation

Subsidiaries

These consolidated financial statements include the accounts of Agrium Inc. its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of joint ventures, which are the entities over which Agrium has control. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In these interim financial statements, we, us, our and Agrium mean Agrium Inc., its subsidiaries and joint ventures. All intercompany transactions and balances have been eliminated.

Associates

Associates are those entities in which we have significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when we hold between 20 and 50 percent of the voting power of another entity, but can also arise if we hold less than 20 percent of an entity if we have the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method and are recognized initially at cost. Our investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include our share of the income and expenses and equity movements of equity accounted investees from the date that significant influence or joint control commences until the date that it ceases.

Joint ventures

Joint ventures are those entities over whose activity we have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Jointly controlled entities are accounted for using proportionate consolidation. Our share of the assets, liabilities, income and expenses of jointly controlled entities are combined with the equivalent items in the consolidated financial statements on a line by line basis. Where we transact with our jointly controlled entities, unrealized profits and losses are eliminated to the extent of our interest in the joint venture.

c)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments we issued in exchange for control of the acquiree. Acquisition-related costs are recognized in net earnings as incurred.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

d)	Foreign currency translation

The functional currency for each of our subsidiaries, jointly controlled entities and associates is the currency of the primary economic environment in which they operate, which is the U.S. dollar, the Canadian dollar, the Australian dollar and the Euro. Determining the primary economic environment in which an entity operates requires management to consider several factors and use judgment.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
All transactions that are not denominated in an entity’s functional currency are foreign currency transactions. These transactions are initially recorded in the functional currency by applying the appropriate monthly average rate which best approximates the actual rate of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at the functional currency rate of exchange at the balance sheet date. All differences are recognized in the consolidated statement of operations. Non monetary items measured at historical cost are not re-measured — they remain at the exchange rate from the date of the transaction. Non monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The assets and liabilities of foreign operations that are not denominated in the presentation currency, including goodwill and fair value adjustments arising on acquisition, are translated to our presentation currency at exchange rates at the reporting date. Income, expenses and capital transactions are translated at the average exchange rate for the month. Foreign currency differences are recognized directly in equity. When a foreign operation is disposed of, the relevant amount of foreign currency translation in equity is reclassified to net earnings.

e)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. We recognize revenue based on individual contractual terms when all of the following criteria are met: the significant risks and rewards of ownership of the goods have been transferred to the customer; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue and costs incurred or to be incurred can be measured reliably; and, it is probable that the economic benefits associated with the transaction will flow to us. These conditions are generally satisfied when title passes to the customer according to the sales agreement which in most cases, is when product is picked up by the customer or delivered to the destination specified by the customer, which is typically a customer’s premises, the vessel on which the product will be shipped, or the destination port. Revenue is reported net of sales taxes, returns, discounts and rebates.

f)	Rebates

We enter into agreements with suppliers providing for vendor rebates typically based on the achievement of specified purchase volumes or sales levels. We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates that are probable and can be reasonably estimated are accrued based on total estimated crop year performance. Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.

Rebates based on the amount of materials purchased reduce cost of product as inventory is sold. Rebates that are based on sales volume are offset to cost of product when we determine that they have been earned based on sales volume of related products.

g)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity or in other comprehensive income.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
Current income tax is the expected tax payable (recoverable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable (recoverable) in respect of previous years.

Deferred income tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when they relate to income taxes levied by the same taxation authority.

h)	Financial instruments

All financial assets and financial liabilities are initially recognized at fair value. The subsequent measurement of financial instruments depends on their classification as follows:

Financial instrument classification	Subsequent measurement of gains or losses at each period-end

Fair value through profit or loss (assets and liabilities)	Fair value; unrealized gains or losses recognized in net earnings

Available for sale (assets)	Fair value; unrealized gains and losses recognized in other comprehensive income; recognized in net earnings on sale of the asset or when asset is written down as impaired

Held to maturity investments	Amortized cost using the effective interest rate method; recognized in net earnings, if asset/liability is derecognized or asset is impaired

Loans and receivables

Other financial liabilities

Where commodity derivative contracts under master netting arrangements include both asset and liability positions, we offset the fair value amounts recognized for multiple similar derivative instruments executed with the same counterparty, including any related cash collateral asset or obligation. Transaction costs of financial instruments are recorded as a reduction of the cost of the instruments except for costs of financial instruments classified as fair value through net earnings, which are expensed as incurred.

i)	Cash and cash equivalents

Cash equivalents are carried at fair value, and consist of short-term investments with an original maturity of three months or less.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
j)	Accounts receivable and allowance for doubtful accounts

We evaluate collectibility of specific customer receivables depending on the nature of the sale. Collectibility of receivables is reviewed and the allowance for doubtful accounts is adjusted on an ongoing basis. Account balances are charged to net earnings when we determine that it is probable that the receivable will not be collected. Interest accrues on all trade receivables from the due date, which may vary with certain geographic or seasonal programs.

We have facilities in the U.S. and Australia that enable us to sell certain short-term trade accounts receivable to third parties on an ongoing basis. We continue to service the sold accounts receivable; amounts associated with the servicing liability are not material. We record sales and derecognize accounts receivable when the arrangement transfers substantially all the risks and rewards of ownership of the receivables to a third party. Where this does not occur, the arrangements are recorded as secured borrowings.

k)	Inventories

Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation and amortization on assets employed directly in production, and freight to transport the product to the storage facilities. Crop nutrients include our produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance and other supplies. Inventories are valued at the lower of cost on a weighted-average basis and net realizable value.

Retail inventories, consisting primarily of crop nutrients, crop protection products, seed and merchandise include the cost of delivery to move the product to storage facilities. Inventories are recorded at the lower of cost on a weighted-average basis and net realizable value.

Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, include both direct and indirect production costs and depreciation on assets employed directly in production. Inventories are recorded at the lower of cost determined on a first-in, first-out basis and net realizable value.

l)	Property, plant and equipment

Property, plant and equipment are measured at historical cost less accumulated depreciation and accumulated impairment loss. The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. If a legal or constructive obligation exists to decommission property, plant and equipment, the discounted value of the obligation is included in the carrying value of the assets when the obligation arises.

Expenses in connection with day-to-day maintenance and repairs are recognized in the statement of operations as they are incurred. Expenses incurred in connection with major replacements, plant turnarounds and renewals that materially extend the life of property, plant and equipment or result in future economic benefits are capitalized and depreciated on a systematic basis. The carrying amount of replaced components is expensed.

If the construction or preparation for use of property, plant or equipment extends over a period of longer than twelve months, the borrowing costs incurred on borrowed capital up to the date of completion are capitalized as part of the cost of acquisition or construction.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
Property, plant and equipment are depreciated on a straight-line basis using the following estimated useful lives:

Buildings and improvements	3 — 25 years
Machinery and equipment	3 — 25 years
Other	3 — 25 years
If the cost of an individual part of property, plant and equipment is significant relative to the total cost of the item, the individual part is accounted for and depreciated separately. Expected useful life and residual value is re-assessed annually.

m)	Goodwill and intangible assets

Goodwill represents the difference between the fair value of the consideration transferred in a business combination and the fair value of the identifiable net assets acquired at the date of acquisition. Goodwill is initially determined based on provisional fair values. Fair values are finalized within 12 months of the acquisition date. Goodwill on acquisition of subsidiaries and jointly controlled entities is separately disclosed and goodwill on acquisitions of associates is included within investments in equity accounted units. Goodwill, including goodwill in equity accounted units, is not amortized; rather it is tested annually for impairment or when there is an indication of impairment.

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.

Purchased intangible assets are initially recorded at cost and finite-lived intangible assets are amortized over their useful economic lives on a straight-line basis. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are tested annually for impairment or when there is an indication of impairment.

Intangible assets are considered to have indefinite lives when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for us. The factors considered in making this determination include the existence of contractual rights for unlimited terms; or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of our future investment intentions. The life cycles of the products and processes that depend on the asset are also considered.

The following useful lives, which are re-assessed annually, have been determined for classes of finite-lived intangible assets:

Trade names	5 — 15 years
Customer relationships	5 — 15 years
Technology	7 — 10 years
Other	3 — 20 years

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
n)	Impairment

The carrying amounts of non-current assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any indication of impairment exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year during the third quarter.

The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that have the ability to generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash generating units or groups of cash generating units that are expected to benefit from the synergies of the combination and reflects the lowest level at which goodwill is monitored for internal reporting purposes. If there is an indication of an impairment of an asset or cash generating unit below the level to which goodwill has been allocated, the asset or cash generating unit is tested for impairment first and any impairment loss for that asset or cash generating unit is recognized before testing at the level to which goodwill has been allocated.

An impairment loss is recognized if the carrying amount of an asset or its cash generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net earnings. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

o)	Leases

Leases whereby we assume substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Other leases are operating leases and are not recognized on our balance sheet. Payments made under operating leases are recognized in net earnings over the term of the lease.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
p)	Post-employment benefits

We maintain contributory and non-contributory defined benefit and defined contribution pension plans in Canada and the United States. The majority of employees are members of defined contribution pension plans. We also maintain health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. Pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs, interest cost of projected benefits, return on plan assets and actuarial gains or losses. We also have non-contributory defined benefit and defined contribution plans which provide supplementary pension benefits for senior management.

Post-employment benefits are funded by us and obligations are determined using the projected unit credit method of actuarial valuation prorated over the expected length of employee service. Post-employment benefit costs for current service, interest costs and return on plan assets are charged to net earnings in the year incurred. Actuarial gains or losses are recognized immediately in other comprehensive income. Past service costs and the effects of changes in plan assumptions are amortized on a straight-line basis over the average period until the benefits become vested, or immediately if the benefits have already vested. Our contributions to defined contribution post-employment benefit plans are expensed as incurred.

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. Liabilities for bonuses and profit-sharing are recognized based on a formula that takes into consideration the profit attributable to our shareholders after certain adjustments. We recognize a liability when we have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

q)	Provisions

A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where the effect of discounting is material, the expected future cash flows associated with a provision are discounted at a pre-tax rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

Environmental remediation

Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental expenditures that extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations are capitalized. Costs are recorded when environmental remediation efforts are probable and the costs can be reliably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.

Decommissioning and restoration

Provisions for decommissioning and restoration costs (asset retirement obligations) are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic life of the assets. The liability is recognized in the period when there is a legal or constructive obligation and a reasonable estimate can be made. A corresponding item of property, plant and equipment of an amount equivalent to the provision is also recognized and is subsequently depreciated as part of the asset. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis, by adjustment to the carrying amount of the related property, plant and equipment.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
r)	Share-based payments

Cash-settled plans are accounted for as liabilities where the fair value of the award is determined at the grant date using a valuation model which includes an estimated forfeiture rate. A Black-Scholes option pricing model is used for plans with a service condition and a Monte Carlo simulation model is used for plans with service and market conditions. Compensation expense is accrued, and recognized over the vesting period of the award. The fair value is re-measured at each balance sheet date and fluctuations in the fair value are recognized in the period in which the fluctuation occurs.

Equity-settled plans are accounted for using a fair value-based method. The fair value of the share-based award is determined at the grant date using a market-based option valuation model which includes an estimated forfeiture rate. The fair value of the award is recorded as compensation expense amortized over the vesting period of the award, with a corresponding increase to share capital. On exercise of the award, the proceeds are recorded as share capital.

If an employee is eligible to retire during the vesting period, we recognize compensation expense over the period from the date of grant to the retirement eligibility date. If an employee is eligible to retire on the date of grant, compensation expense is recognized on the grant date.

s)	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated statements of operations of the reporting period, and of the comparable period of the previous year, income and expenses from discontinued operations are reported separate from income and expenses from continuing activities, down to the level of profit after taxes.

Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated and are recognized at fair value less cost to sell. We cease using the equity method of accounting on the date from which an investment in an associate becomes held for sale.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
2.	BUSINESS ACQUISITION

On December 3, 2010, we acquired 100 percent of AWB Limited (“AWB”), an agribusiness operating in Australia, for $1.2-billion in cash and $37-million of acquisition costs. On December 15, 2010, we announced an agreement to sell the majority of the Commodity Management business of AWB. We will retain the Landmark retail operations, including over 200 company-operated retail locations and over 140 retail franchise and wholesale customer locations in Australia. The acquired business is included in the Retail operating segment.

Preliminary estimated fair values of assets acquired and liabilities assumed	As at	As at
on December 3, 2010	March 31,	December 31,
	2011	2010

Continuing operations
Working capital	736	736
Property, plant and equipment	81	81
Intangibles	41	41
Goodwill	667	589
Other financial assets	69	69
Debt and other financial liabilities	(737)	(744)
Assets of discontinued operations	1,086	1,128
Liabilities of discontinued operations	(734)	(691)

	1,209	1,209

The primary drivers that generate goodwill are the acquisition of a talented workforce and the value of synergies between Agrium and AWB, including expansion of geographical coverage for the sale of crop inputs and cost savings opportunities. We expect to allocate the majority of goodwill to the Retail business unit. We do not expect goodwill to be deductible for income tax purposes.
We have not completed our determination of the fair value of the assets acquired, liabilities assumed (including contingent liabilities), or related deferred income tax impacts due to the timing of the acquisition and the inherent complexity associated with the valuations. The preliminary purchase price allocation is based on carrying amounts of AWB, as adjusted for information obtained subsequent to the acquisition. Accordingly, in applying the purchase method of accounting, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. We expect that some of the purchase price allocated to goodwill will be allocated to property, plant and equipment, intangibles, and related deferred income tax balances. We expect that the actual amounts assigned to the fair values of the identifiable assets and liabilities acquired will differ materially from the preliminary purchase price allocation, and that some acquired property, plant and equipment and intangibles are expected to be finite-lived and accordingly subject to depreciation and amortization.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Unaudited pro forma consolidated summary results of operations (prepared as if the acquisition of	For the twelve months ended December
AWB had occurred on January 1, 2010)	31, 2010

Sales	15,604

Net earnings	668

Sales of AWB for the three months ended March 31, 2011 were $533-million. It is impracticable to provide net earnings information of AWB for the same period because corporate overheads of AWB are integrated with those of Agrium.

Oil-For-Food Programme

On April 14, 1995 the United Nations established the Oil-For-Food Programme (“OFFP”), whereby the Iraqi government was allowed to raise money through the sale of oil. The revenue from the sale of oil was placed into an escrow account, with the Iraqi government allowed to use these funds to purchase food, medical supplies and other humanitarian supplies.

On June 27, 2008 the Iraqi Government filed a civil lawsuit in the U.S. District Court for the Southern District of New York against AWB and 92 other companies who participated in the OFFP, alleging that the defendants participated in an illegal conspiracy with the “former Saddam Hussein regime” to divert funds from the United Nations OFFP escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted to the former Saddam Hussein regime more than $232-million from the escrow account established under the OFFP. AWB and a number of other defendants filed a motion to dismiss the complaint in January 2010. At May 4, 2011, the potential exposure is indeterminable.

As the impact on the operations of AWB arising from this legal action has not yet been fully determined, there is uncertainty as to the resultant impact, if any, on the financial position, financial performance and cash flows of AWB arising directly or indirectly from transactions under the OFFP. If the case against AWB is not dismissed, a possible adverse decision on the merits could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results.

3.	DISCONTINUED OPERATIONS

We entered into an agreement on December 15, 2010 with Cargill, Incorporated (“Cargill”) to sell the majority of the Commodity Management business of AWB. Completion of the sale is expected in the first half of 2011. The purchase price to be paid by Cargill will be the net asset value of the sold businesses as at the completion date of the transaction, plus a premium. We have committed to a plan to sell certain other businesses that form part of the Commodity Management business that is not being acquired by Cargill. In addition to the sale of the Commodity Management business, the pool management operations of AWB Harvest Finance Limited (“AWBHF”) will be transferred to Cargill. We have agreed to various terms and conditions and indemnifications pursuant to the sale of the Commodity Management business, including an indemnity for litigation related to the OFFP, as described in note 2, Business Acquisition.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
Commodity Management operations included in the agreement with Cargill are reported as discontinued operations because their operations and cash flows will be eliminated from continuing operations as a result of the disposal transaction and we will not have any significant continuing involvement in the operations after the disposal transaction. Assets and liabilities related to discontinued operations are presented separately on the consolidated balance sheets.
We have not completed our determination of the fair value less cost to sell of the assets, liabilities, or related deferred income tax impacts due to the timing of the disposition and the inherent complexity associated with the valuations.

	As at	As at
Condensed information of discontinued operations	March 31,	December 31,
	2011	2010

Operating information

Sales (a)	1,195	313
Consolidated net earnings (loss) from discontinued operations (b)	11	(17)

Cash (used in) provided by

Operating activities	(317)	(252)
Investing activities	(2)	(1)
Financing activities	9	298
	(310)	45

Balance sheet information

Accounts receivable (c)	1,122	743
Inventories (d)	490	551
Prepaid expenses and deposits	13	14
Other current assets	7	12

Current assets	1,632	1,320
Property, plant and equipment	88	81
Goodwill	6	—
Other financial assets	7	2
Deferred income tax assets	25	9

Non-current assets	126	92

	1,758	1,412

Short-term debt (e)	493	471
Accounts payable (f)	595	549
Current portion of long-term debt	1	—
Current portion of other provisions	1	—

Current liabilities	1,090	1,020
Deferred income tax liabilities	4	2

Non-current liabilities	4	2

	1,094	1,022

(a)	Includes revenue from related parties (Pools) of $307-million (December 31, 2010 — $59-million).

(b)	Net of income taxes of $8-million (December 31, 2010 — $3-million)

(c)	Includes receivables from Pools of $502-million (December 31, 2010 — $157-million).

(d)	Commodity inventories measured at fair value less costs to sell; primarily wheat of $331-million and oilseeds of $97-million (December 31, 2010 — wheat of $355-million, oilseed of $122-million).

(e)	Demand facilities including $291-million (December 31, 2010 — $143-million) secured by Pool inventories.

(f)	Includes accounts payable to Pools of $174-million (December 31, 2010 — $91-million).

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

			Fair value
Balance sheet information wheat, oilseeds and other commodity derivative	Notional		assets
financial instruments outstanding	(thousands, tonnes)	Maturities	(liabilities)

Forward physical sales	1,833	2011	79
Forward physical purchases	1,042	2011-2012	(44)
Commodity derivatives	1,802	2011-2012	20

			55

Accounts receivable			164

Accounts payable			(109)
			55

	Notional		Fair value
Balance sheet information foreign exchange derivative financial	(millions, buy		assets
instruments outstanding	currency)	Maturities	(liabilities)

AUD/CAD forwards	225	2011	3
AUD/EUR forwards	156	2011	2
AUD/USD forwards	863	2011	22
CAD/AUD forwards	145	2011	(3)
EUR/AUD forwards	68	2011	(1)
USD/AUD forwards	302	2011	(6)
Other	1	2011	4

			21

Accounts receivable			36
Accounts payable			(15)

			21

4.	OTHER EXPENSES

	Three months ended
	March 31,
	2011	2010

Realized loss on derivative financial instruments	48	7
Unrealized (gain) loss on derivative financial instruments	(30)	61
Gain on disposal of marketable securities	—	(52)
Potash profit and capital tax	11	3
Bad debt expense	5	6
Interest income	(14)	(8)
Foreign exchange (gain) loss	(25)	1
Other	6	2

	1	20

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
5.	FINANCE COSTS

	Three months ended
	March 31,
	2011	2010

Finance costs related to long-term debt	27	23
Other finance costs
Environmental remediation and asset retirement obligations	2	3
Other interest expense	11	4

	13	7

	40	30

6.	PERSONNEL COSTS

	Three months ended
Total personnel expenses	March 31,
	2011	2010

Short-term employee benefits	204	151
Post-employment benefits	13	11
Share-based payments	12	36

	229	198

	Three months ended
Compensation of key management personnel	March 31,
	2011	2010

Short-term employee benefits	1	4
Post-employment benefits	1	1
Share-based payments	5	21

	7	26

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
7.	EARNINGS (LOSS) PER SHARE

	Three months ended
	March 31,
	2011	2010

Numerator
Consolidated net earnings (loss) from continuing operations for the period attributable to equity holders of Agrium	161	(2)
Consolidated net earnings from discontinued operations for the period attributable to equity holders of Agrium	11	—

Consolidated net earnings (loss) for the period attributable to equity holders of Agrium	172	(2)

Denominator
Weighted-average number of shares outstanding for basic earnings per share	158	157
Dilutive instruments — stock options (a)(b)	—	1

Weighted-average number of shares outstanding for diluted earnings per share	158	158

Basic earnings (loss) per share from continuing operations	1.02	(0.01)
Basic earnings per share from discontinued operations	0.07	—

Basic earnings (loss) per share	1.09	(0.01)

Diluted earnings (loss) per share from continuing operations	1.02	(0.01)
Diluted earnings per share from discontinued operations	0.07	—

Diluted earnings (loss) per share	1.09	(0.01)

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.

(b)	Using the treasury stock method, stock options with an average grant price less than or equal to the average share price during the period are considered dilutive and potential common share equivalents are considered outstanding.
8.	INVENTORIES

			As at	As at
	As at March 31,		December 31,	January 1,
	2011	2010	2010	2010

Raw materials	281	247	267	231
Finished goods	391	461	268	338
Product for resale	2,984	2,280	1,967	1,568

	3,656	2,988	2,502	2,137

Depreciation and amortization recorded in inventory	24	26	16	16

	Three months ended
Recorded in cost of product sold		March 31,
	2011	2010

Depreciation and amortization	39		36
Direct freight	49		50
Inventory	2,141		1,400

	2,229		1,486

Our determination of net realizable value of inventories requires considerable judgment to estimate forecasted selling prices, including assumptions about demand and supply variables.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
9.	PROPERTY, PLANT AND EQUIPMENT

		Buildings and	Machinery and	Assets under
March 31, 2011	Land	improvements	equipment	construction	Other	Total

Cost
December 31, 2010	84	927	3,003	335	87	4,436
Additions	—	10	38	61	1	110
Disposals	—	(2)	(7)	—	—	(9)
Other adjustments	—	(3)	11	(23)	5	(10)
Foreign exchange translation	3	6	45	7	1	62

March 31, 2011	87	938	3,090	380	94	4,589

Accumulated depreciation
December 31, 2010	—	(390)	(1,841)	—	(51)	(2,282)
Depreciation		(15)	(52)	—	(1)	(68)
Disposals	—	1	6	—	—	7
Other adjustments	—	(3)	—	—	—	(3)
Foreign exchange translation	—	(4)	(29)	—	(1)	(34)

March 31, 2011	—	(411)	(1,916)	—	(53)	(2,380)

Net book value	87	527	1,174	380	41	2,209

		Buildings and	Machinery and	Assets under
December 31, 2010	Land	improvements	equipment	construction	Other	Total

Cost
January 1, 2010	73	702	2,888	274	78	4,015
Additions	11	150	228	110	7	506
Acquisitions	2	31	37	11	—	81
Disposals	(5)	(34)	(260)	—	(2)	(301)
Other adjustments	2	63	31	(73)	(2)	21
Foreign exchange translation	1	15	79	13	6	114

December 31, 2010	84	927	3,003	335	87	4,436

Accumulated depreciation
January 1, 2010	—	(338)	(1,833)	—	(47)	(2,218)
Depreciation	—	(48)	(202)	—	(5)	(255)
Disposals	—	22	235	—	1	258
Other adjustments	—	(18)	12	—	4	(2)
Foreign exchange translation	—	(8)	(53)	—	(4)	(65)

December 31, 2010	—	(390)	(1,841)	—	(51)	(2,282)

Net book value	84	537	1,162	335	36	2,154

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
10. INTANGIBLES AND GOODWILL

	Trade	Customer			Total
March 31, 2011	names	relationships	Technology	Other	Intangibles	Goodwill

Cost
December 31, 2010	31	553	64	148	796	2,423
Additions developed internally	—	—	1	—	1	—
Adjustments to purchase price allocation	—	—	—	—	—	78
Other adjustments	—	1	—	1	2	(6)
Foreign exchange translation	—	—	—	1	1	13

March 31, 2011	31	554	65	150	800	2,508

Accumulated amortization
December 31, 2010	(7)	(108)	(14)	(48)	(177)	—
Amortization	—	(10)	(3)	(9)	(22)	—
Other adjustments	—	2	(1)	(1)	—	—
Foreign exchange translation	—	—	—	(1)	(1)	—

March 31, 2011	(7)	(116)	(18)	(59)	(200)	—

Net book value	24	438	47	91	600	2,508

	Trade	Customer			Total
December 31, 2010	names	relationships	Technology	Other	Intangibles	Goodwill

Cost
January 1, 2010	31	537	24	138	730	1,804
Acquisitions	—	6	35	—	41	589
Disposals	—	—	—	(1)	(1)	—
Other adjustments	—	10	4	11	25	3
Foreign exchange translation	—	—	1	—	1	27

December 31, 2010	31	553	64	148	796	2,423

Accumulated amortization
January 1, 2010	(5)	(69)	(9)	(30)	(113)	—
Amortization	(2)	(38)	(3)	(19)	(62)	—
Disposals	—	—	—	1	1	—
Other adjustments	—	—	(1)	—	(1)	—
Foreign exchange translation	—	(1)	(1)	—	(2)	—

December 31, 2010	(7)	(108)	(14)	(48)	(177)	—

Net book value	24	445	50	100	619	2,423

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended
Amortization of finite-lived intangibles	March 31,

	2011	2010

Cost of product sold	1	1
Selling	18	11
General and administrative	3	2

	22	14

Certain of our trade names with a cost of $17-million (March 31, 2010 — $17-million, December 31, 2010 — $17-million, January 1, 2010 — $17-million) have indefinite lives for accounting purposes and accordingly are not amortized.
11. OTHER FINANCIAL ASSETS

			As at	As at
	As at March 31,		December 31,	January 1,

	2011	2010	2010	2010

Investments	40	—	2	25
Receivables	38	1	34	22
Derivative financial instruments	6	1	3	3
Other	23	43	9	38

	107	45	48	88

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
12. DEBT

				As at	As at
	As at March 31,			December 31,	January 1,

		2011		2010	2010

	Total	Unutilized	Utilized	Utilized	Utilized

Short-term debt
North American facilities expiring 2012 (a)	775	735	40	—	—
North American accounts receivable securitization (b)	200	200	—	—	—
European facilities expiring 2011 to 2012 (c)	201	29	172	142	74
South American facilities expiring 2011 to 2012	133	66	67	55	32
Australian facilities expiring 2011	130	44	86	100	—
Australian accounts receivable securitization (b)	258	76	182	220	—

	1,697	1,150	547	517	106

Current portion of long-term debt			53	125	—

Long-term debt

Floating rate bank loans due in 2012			15	14	26
Floating rate bank loans due May 5, 2013			460	460	460
6.125% debentures due January 15, 2041			500	500	—
6.75% debentures due January 15, 2019			500	500	500
7.125% debentures due May 23, 2036			300	300	300
7.7% debentures due February 1, 2017			100	100	100
7.8% debentures due February 1, 2027			125	125	125
8.25% debentures due February 15, 2011			—	—	125
Other			85	141	73

			2,085	2,140	1,709
Unamortized transaction costs			(22)	(22)	(10)

			2,063	2,118	1,699

(a)	Outstanding letters of credit issued under our revolving credit facilities at March 31, 2011 were $77-million reducing credit available under the facilities to $658-million.

(b)	We have revolving purchase and sale agreements to sell, with limited recourse, accounts receivable to a maximum of $200-million and AUD$250-million (December 31, 2010 — $200-million and AUD$250-million, January 1, 2010 — $200-million).

	As at	As at	As at
Accounts receivable securitization	March 31,	December 31,	January 1,

	2011	2010	2010

Cumulative proceeds from securitization, beginning of period	220	—	200
Acquisitions through business combinations	—	205	—
Proceeds from sale of receivables	573	225	400
Securitization reduction payments	(613)	(210)	(600)
Foreign currency translation	2	—	—

Cumulative proceeds from securitization, end of period	182	220	—

(c)	Of the total facility, $4-million is secured by accounts receivable.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
13. OTHER PROVISIONS

			Cash-settled
	Environmental	Asset	share-based	Legal
March 31, 2011	remediation(a)	retirement(b)	payments(c)	contingencies	Total

December 31, 2010	119	181	235	29	564
Additional provisions or changes in estimates	—	1	12	1	14
Draw-downs	(3)	(1)	(28)	(3)	(35)
Accretion	—	2	—	—	2
Other adjustments	1	1	—	(7)	(5)
Foreign currency translation	1	3	2	—	6

March 31, 2011	118	187	221	20	546

Current portion	10	—	183	20	213
Non-current portion	108	187	38	—	333

	118	187	221	20	546

			Cash-settled
	Environmental	Asset	share-based	Legal
December 31, 2010	remediation(a)	retirement(b)	payments(c)	contingencies	Total

January 1, 2010	122	139	149	46	456
Additional provisions or changes in estimates	10	56	111	16	193
Draw-downs	(19)	(7)	(35)	(15)	(76)
Reversals	(2)	(15)	—	(20)	(37)
Accretion	3	6	—	—	9
Other adjustments	3	(1)	4	2	8
Foreign currency translation	2	3	6	—	11

December 31, 2010	119	181	235	29	564

Current portion	10	—	159	29	198
Non-current portion	109	181	76	—	366

	119	181	235	29	564

(a)	We estimate that environmental remediation liabilities will be settled between 2011 and 2038.

(b)	Our asset retirement obligations generally related to dismantlement and site restoration for nitrogen, potash and phosphate production facilities, marketing and distribution facilities, and potash and phosphate mine assets. We estimate these obligations will be settled between 2011 and 2040, with the exception of obligations related to potash operations, which are expected to occur after 100 years.

(c)	We estimate the fair value of liabilities for cash-settled share-based payment compensation plan awards using a Black-Scholes option pricing model for awards with a service condition, and a Monte Carlo simulation model for awards with service and market conditions.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Assumptions used to calculate fair value of cash-settled			As at	As at
share-based payments	As at March 31,		December 31,	January 1,

	2011	2010	2010	2010

Risk-free interest rate (%)	2.4	3.1	2.2	3.8
Expected annual volatility (%)	54.19	51.03	53.46	43.04
Expected annual dividend yield (%)	0.12	0.16	0.12	0.18
Expected term of grant (in years)	10	10	10	10

Provisions are recognized in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events that can be reasonably estimated. The timing of recognition requires the application of judgment to existing facts and circumstances, which can be subject to change. Estimates of the amounts of provisions recognized are based on current legal and constructive requirements, technology and price levels. Actual outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future. Our provisions for environmental remediation and asset retirement depend on a number of uncertain factors, such as the extent and type of remediation and/or abandonment required and the cost of these activities.
14. OTHER FINANCIAL LIABILITIES

			As at	As at
	As at March 31,		December 31,	January 1,

	2011	2010	2010	2010

Derivative financial instruments	29	47	33	25
Other	13	10	14	9

	42	57	47	34

15. OPERATING LEASES
Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement in each of the next five years. For the three months ended March 31, 2011, expenses for operating leases were $57-million (three months ended March 31, 2010 — $37-million).
The future minimum lease payments related to our operating leases are as follows:

Future minimum lease payments for operating leases	March 31, 2011

2011	178
2012 — 2015	346
after 2015	101

625

The classification of our leases as finance leases or operating leases is based on the extent to which the risks and rewards of ownership of a leased asset have been transferred. Making this determination requires the use of management’s judgment in assessing the substance of the lease transaction.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
16.	FINANCIAL INSTRUMENTS

In the normal course of business, our financial position, results of operations and cash flows are exposed to various risks. Sensitivity analysis to risk is provided where the effect on net earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at March 31, 2011 to financial instruments outstanding on that date while assuming all other variables remain constant.

Market risk
a)	Currency risk
U.S. dollar denominated transactions in our Canadian operations generate foreign exchange gains and losses on outstanding balances which are recognized in net earnings.

				As at
Impact of U.S. dollar changes on net earnings	As at March 31,		As at December 31,	January 1,
	2011	2010	2010	2010

Net U.S. dollar denominated balance in Canadian operations	948	146	625	254
A $10-million impact requires a strengthening or weakening in the U.S. dollar against the Canadian dollar	0.01	0.10	0.02	0.06

We have foreign currency balances exposed to foreign exchange fluctuations.

Balances in non-U.S. dollar subsidiaries	As at March 31,
(in U.S. dollar equivalent)		2011		2010

	CAD	Euro	AUD	CAD	Euro

Cash and cash equivalents	(200)	22	214	65	9
Accounts receivable	146	181	512	173	106
Short-term debt	(40)	(173)	(88)	—	(111)
Accounts payable	(565)	(80)	(477)	(460)	(36)
Current portion of other provisions	(148)	—	—	(95)	—

	(807)	(50)	161	(317)	(32)

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

		As at		As at
Balances in non-U.S. dollar subsidiaries		December 31,		January 1,

(in U.S. dollar equivalent)		2010		2010

	CAD	Euro	AUD	CAD	Euro

Cash and cash equivalents	40	6	165	(2)	5

Accounts receivable	126	141	447	69	65

Short-term debt	—	(142)	(308)	—	(31)

Accounts payable	(540)	(86)	(308)	(183)	(38)

Current portion of other provisions	(128)	—	—	(80)	—

	(502)	(81)	(4)	(196)	1

Impact of U.S. dollar changes on comprehensive income		As at March 31,

		2011		2010

	CAD	Euro	AUD	CAD	Euro

A $10-million increase requires a strengthening (weakening) against the U.S. dollar	(0.01)	(0.18)	0.06	(0.03)	(0.34)
A $10-million decrease requires a strengthening (weakening) against the U.S. dollar	0.01	0.12	(0.06)	0.03	0.18

	March 31, 2011			March 31, 2010

			Fair value			Fair value
	Notional (millions,		assets	Notional (millions,		assets
Sell/Buy	buy currency)	Maturities	(liabilities)	buy currency)	Maturities	(liabilities)

USD/CAD forwards	CAD 271	2011	1	CAD 46	2010	2
USD/EUR forwards	EUR 4	2011	—	EUR 15	2010	(1)
CAD/USD forwards	USD 668	2011	(4)	—	—	—
AUD/USD forwards	USD 630	2011	(8)	—	—	—
USD/AUD forwards	AUD 23	2011	3	—	—	—
NZD/AUD forwards	AUD 13	2011	—	—	—	—
USD/CAD put options purchased	CAD 110	2011	3	—	—	—
USD/CAD call options sold	CAD 229	2011	(4)	—	—	—

			(9)			1

	December 31, 2010			January 1, 2010

			Fair value			Fair value
	Notional (millions,		assets	Notional (millions,		assets
Sell/Buy	buy currency)	Maturities	(liabilities)	buy currency)	Maturities	(liabilities)

USD/CAD forwards	CAD 40	2011	3	CAD 46	2010	1
CAD/USD forwards	USD 370	2011	(7)	—	—	—
AUD/USD forwards	USD 381	2011	(24)	—	—	—
EUR/USD forwards	—	—	—	USD 9	2010	—
GBP/USD forwards	—	—	—	USD 2	2010	—

			(28)			1

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
b)	Commodity price risk
Natural gas, power and nutrient derivative financial instruments outstanding

	March 31, 2011			March 31, 2010
			Fair value			Fair value
			assets			assets
	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas (BCF) NYMEX contracts
Swaps	30	2011—2013	(46)	57	2010—2013	(96)
Collars (swap with options)	9	2011—2012	(1)	20	2010—2012	5
AECO contracts
Swaps	2	2011	1	3	2010	(4)

	41		(46)	80		(95)

Power — Swaps (GWh)	378	2011—2013	10	518	2010—2013	1

			(36)			(94)

Natural gas, power and nutrient derivative financial instruments outstanding

	December 31, 2010			January 1, 2010
			Fair value			Fair value
			assets			assets
	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas (BCF) NYMEX contracts
Swaps	33	2011—2013	(50)	67	2010—2013	(35)
Collars (swap with options)	12	2011—2012	(1)	23	2010—2012	5
El Paso swaps	2	2011	—	—	—	—
AECO contracts
Swaps	7	2011	(2)	—	—	—

	54		(53)	90		(30)

Power — Swaps (GWh)	412	2011—2013	4	552	2010—2013	(2)
Nutrient — Urea swaps (short tons)	—	—	—	24,500	2010	1

			(49)			(31)

Impact of change in fair value of natural gas	Three months ended
derivative financial instruments	March 31,
	2011	2010

A $10-million increase in net earnings requires an increase in gas prices per MMBtu	3.50	0.51
A $10-million increase in net earnings requires a decrease in gas prices per MMBtu	(4.39)	(0.51)

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
Credit risk
We manage credit risk through rigorous credit approval and monitoring practices. Geographic and industry diversity also mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Canada, Argentina, Chile, Australia and New Zealand. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American professional turf application market.

Aging of trade accounts receivable	March 31,
	2011		2010
		Allowance for		Allowance for
	Gross	doubtful accounts	Gross	doubtful accounts

Not past due	1,514	(20)	905	(11)
Less than 30 days	194	(5)	95	(3)
30 — 90 days	99	(7)	77	(7)
91 — 180 days	56	(10)	74	(15)
Greater than 180 days	52	(21)	60	(18)

	1,915	(63)	1,211	(54)

Aging of trade accounts receivable	December 31,		January 1,
	2010		2010
		Allowance for		Allowance for
	Gross	doubtful accounts	Gross	doubtful accounts

Not past due	1,256	(13)	716	(6)
Less than 30 days	241	(3)	155	(2)
30 — 90 days	107	(6)	76	(7)
91 — 180 days	90	(15)	97	(16)
Greater than 180 days	54	(16)	48	(15)

	1,748	(53)	1,092	(46)

Allowance for doubtful accounts	Three months ended March 31,		Twelve months ended December 31,
	2011	2010	2010
Balance, beginning of period	54	46	46
Additions	21	10	55
Write-offs	(12)	(2)	(48)

Balance, end of period	63	54	53

Balance as a percent of trade accounts receivable (%)	3	4	4

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
We may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. We manage this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. We also enter into master netting agreements that mitigate our exposure to counterparty credit risk. At March 31, 2011, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial contracts. The carrying amount of financial assets represents the maximum credit exposure.

			As at	As at
Maximum exposure to credit risk	As at March 31,		December 31,	January 1,
	2011	2010	2010	2010

Cash and cash equivalents	447	907	635	933
Accounts receivable	2,105	1,400	1,793	1,247
Marketable securities	—	6	3	114
Other financial assets	107	45	48	88

	2,659	2,358	2,479	2,382

Fair values

Financial instrument	Category	Measurement

Cash and cash equivalents	Held for trading	Fair value
Accounts receivable (a)	Loans and receivables	Amortized cost
Accounts receivable — derivative financial instruments (b)	Held for trading	Fair value
Marketable securities (b)	Available for sale or held for trading	Fair value
Other financial assets	Loans and receivables	Amortized cost
Other financial assets	Available for sale	Fair value
Other financial assets — derivative financial instruments (b)	Held for trading	Fair value
Short-term debt (a)	Financial liabilities	Amortized cost
Accounts payable (a)	Financial liabilities	Amortized cost
Accounts payable — derivative financial instruments (b)	Held for trading	Fair value
Long-term debt (c)	Financial liabilities	Amortized cost
Other financial liabilities	Financial liabilities	Amortized cost
Other financial liabilities — derivative financial instruments (b)	Held for trading	Fair value

(a)	Carrying value approximates fair value due to the short-term nature of the instruments.

(b)	Fair value is recorded at the estimated amount we would receive or pay to terminate the contracts determined based on our assessment of available market information and valuation methodologies based on industry accepted third-party models using assumptions about discount rates and the timing of future cash flows, based on observable market inputs such as interest yield curves.

(c)	Fair value of floating-rate loans approximates carrying value.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Fair value and carrying value of financial instruments	As at March 31, 2011		As at March 31, 2010
	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents — held for trading	447	447	907	907
Accounts receivable
Loans and receivables	2,096	2,096	1,396	1,396
Fair value through profit or loss	9	9	4	4

	2,105	2,105	1,400	1,400
Marketable securities — held for trading	—	—	6	6
Other financial assets
Loans and receivables	61	61	44	44
Available for sale	40	40	—	—
Fair value through profit or loss	6	6	1	1

	107	107	45	45
Short-term debt — amortized cost	547	547	134	134
Accounts payable
Amortized cost	3,832	3,832	2,887	2,887
Fair value through profit or loss	31	31	51	51

	3,863	3,863	2,938	2,938
Current portion of long-term debt
Debentures — amortized cost	—	—	133	125
Floating rate debt — amortized cost	53	53	—	—

	53	53	133	125
Long-term debt
Debentures — amortized cost	1,716	1,525	1,143	1,025
Floating rate debt — amortized cost	538	538	549	549

	2,254	2,063	1,692	1,574
Other financial liabilities
Amortized cost	13	13	10	10
Fair value through profit or loss	29	29	47	47

	42	42	57	57

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Fair value and carrying value of financial instruments	As at December 31, 2010		As at January 1, 2010
	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents — held for trading	635	635	933	933
Accounts receivable
Loans and receivables	1,789	1,789	1,241	1,241
Fair value through profit or loss	4	4	6	6

	1,793	1,793	1,247	1,247
Marketable securities
Available for sale	—	—	113	113
Held for trading	3	3	1	1

	3	3	114	114
Other financial assets
Loans and receivables	43	43	60	60
Available for sale	2	2	25	25
Fair value through profit or loss	3	3	3	3

	48	48	88	88
Short-term debt — amortized cost	517	517	106	106
Accounts payable
Amortized cost	2,615	2,615	2,328	2,328
Fair value through profit or loss	51	51	14	14

	2,666	2,666	2,342	2,342
Current portion of long-term debt
Debentures — amortized cost	126	125	—	—

	126	125	—	—
Long-term debt
Debentures — amortized cost	1,724	1,525	1,246	1,150
Floating rate debt — amortized cost	593	593	549	549

	2,317	2,118	1,795	1,699
Other financial liabilities
Amortized cost	14	14	9	9
Fair value through profit or loss	33	33	25	25

	47	47	34	34

The weighted-average effective interest rate on long-term debt at March 31, 2011 is 6% (March 31, 2010 — 6%, December 31, 2010 — 6%, January 1, 2010 — 6%). The fair value of long-term debt is determined using information classified as Level 2.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Fair value of financial instruments	Level 1	Level 2	Total

March 31, 2011

Fair value through profit or loss
Cash and cash equivalents	447	—	447
Foreign exchange derivative financial instruments	—	(9)	(9)
Gas, power and nutrient derivative financial instruments	(47)	11	(36)
Available for sale	40	—	40

March 31, 2010

Fair value through profit or loss
Cash and cash equivalents	907	—	907
Foreign exchange derivative financial instruments	—	1	1
Gas, power and nutrient derivative financial instruments	(92)	(2)	(94)
Marketable securities	6	—	6

December 31, 2010

Fair value through profit or loss
Cash and cash equivalents	635	—	635
Foreign exchange derivative financial instruments	—	(28)	(28)
Gas, power and nutrient derivative financial instruments	(52)	3	(49)
Marketable securities	3	—	3
Available for sale	2	—	2

January 1, 2010

Fair value through profit or loss
Cash and cash equivalents	933	—	933
Foreign exchange derivative financial instruments	—	1	1
Gas, power and nutrient derivative financial instruments	(30)	(1)	(31)
Marketable securities	1	—	1
Available for sale	138	—	138

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
17. CAPITAL MANAGEMENT
Our primary objectives when managing capital are to provide for: a) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives; and b) an appropriate rate of return to shareholders in relation to the risks underlying our assets.
We monitor the ratios outlined in the table below to manage our capital.

				As at	As at
	As at March 31,			December 31,	January 1,
	2011	2010		2010	2010

Net debt to net debt plus equity (%) (a)	29	17		29	16
Interest coverage (multiple) (b)	13.1	N/A	(c)	12.2	N/A	(c)

(a)	Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity.

(b)	Interest coverage is the last twelve months net earnings from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest.

(c)	Twelve months of consolidated net earnings from continuing operations before interest expense, income taxes, depreciation, amortization and asset impairment is not available as a result of the transition to IFRS on January 1, 2010.

(d)	The measures of debt, equity and consolidated net earnings from continuing operations described above are non-GAAP financial measures which do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.

(e)	Our strategy for managing capital is unchanged from December 31, 2010.
Our revolving credit facilities require that we maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. We were in compliance with all covenants at March 31, 2011.
We have filed a base shelf prospectus in Canada and the U.S. which potentially allows issuance of up to $1.5-billion of debt, equity or other securities until December 2011. Issuance of securities requires filing a prospectus supplement and is subject to availability of funding in capital markets.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
18. SEGMENTATION

	Three months ended
	March 31,
	2011	2010

Consolidated sales
Retail
Crop nutrients	707	371
Crop protection products	638	462
Seed	230	191
Merchandise	144	21
Services and other	103	15

	1,822	1,060

Wholesale
Nitrogen	334	261
Potash	195	191
Phosphate	238	127
Product purchased for resale	411	216
Other	55	53

	1,233	848

Advanced Technologies	81	64

Other (a)(b)	(182)	(124)

	2,954	1,848

Consolidated inter-segment sales (b)
Retail	6	5
Wholesale	161	108
Advanced Technologies	15	11

	182	124

Consolidated net earnings
Retail	(15)	(68)
Wholesale	377	147
Advanced Technologies	(5)	(1)
Other (a)	(98)	(49)

Earnings before finance costs and income taxes	259	29
Finance costs related to long-term debt	27	23
Other finance costs	13	7

Earnings (loss) before income taxes	219	(1)
Income taxes	59	—

Consolidated net earnings (loss) from continuing operations	160	(1)
Consolidated net earnings from discontinued operations	11	—

Consolidated net earnings (loss)	171	(1)

(a)	The Other segment is a non-operating segment for inter-segment eliminations and corporate functions.

(b)	Sales between segments are accounted for at prices that approximate fair market value.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

			As at	As at
	As at March 31,		December 31,	January 1,
	2011	2010	2010	2010

Total assets
Retail	8,038	6,205	6,854	5,389
Wholesale	2,848	2,412	2,602	3,175
Advanced Technologies	471	462	460	418
Other	1,116	1,273	1,550	692
Discontinued operations	1,758	—	1,412	—

	14,231	10,352	12,878	9,674

19. TRANSITION TO IFRS
The accounting policies set out in note 1 have been applied in preparing the financial statements for the three months ended March 31, 2011, the comparative information presented in these financial statements for the three months ended March 31, 2010, for the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet at January 1, 2010 (the “transition date”).
In preparing our opening IFRS balance sheet, we have adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected our financial performance, cash flows and financial position is set out in the following tables and the notes that accompany the tables.

	Three months ended	Twelve months ended
	March 31,	December 31,
Reconciliation of net earnings and comprehensive income	2010	2010

Net (loss) earnings as reported under previous Canadian GAAP	(7)	714
Adjustments to increase (decrease) reported net earnings:
Share-based payments	(3)	(1)
Incentive accrual	6	—
Acquisition-related costs	45	5
Environmental remediation and asset retirement obligations	(5)	(6)
Reclassification of non-controlling interest	1	—
Income tax effect of reconciling items	(41)	1
Other	3	—

Consolidated net (loss) earnings as reported under IFRS	(1)	713

Comprehensive (loss) income as reported under previous Canadian GAAP	(13)	763
Adjustments to increase (decrease) reported net earnings	6	(1)
Adjustments to increase (decrease) reported other comprehensive income	(5)	(28)

Consolidated comprehensive (loss) income as reported under IFRS	(12)	734

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended	Twelve months ended
	March 31,	December 31,
Reconciliation of cash flows	2010	2010

Cash provided by operating activities as reported under previous Canadian GAAP	(114)	575
Adjustments to increase (decrease) reported cash provided by operating activities:
Consolidated net earnings	6	4
Share-based payments	3	1
Acquisition-related costs	(45)	(45)
Income tax effect of reconciling items	27	(1)
Reclassification of non-controlling interest	(1)	—
Consolidation of special purpose entity	—	45
Other	13	10

Cash provided by operating activities as reported under IFRS	(111)	589

Cash provided by (used in) investing activities as reported under previous Canadian GAAP	60	(1,546)
Adjustments to increase (decrease) reported cash provided by operating activities:
Acquisition-related costs	—	37
Other	—	1

Cash provided by (used in) investing activities as reported under IFRS	60	(1,508)

Cash provided by financing activities as reported under previous Canadian GAAP	25	518
Adjustments to increase (decrease) reported cash provided by operating activities:
Consolidation of special purpose entity	—	50

Cash provided by financing activities as reported under IFRS	25	568

Effect of exchange rate changes on cash and cash equivalents as reported under previous Canadian GAAP	3	15
Adjustments to increase (decrease) reported effect of exchange rate changes on cash	(3)	(7)

Effect of exchange rate changes on cash and cash equivalents as reported under IFRS	—	8

Cash and cash equivalents — end of period as reported under Canadian GAAP	907	540
Adjustments to increase (decrease) reported cash and cash equivalents:
Consolidation of special purpose entity	—	95

Cash and cash equivalents — end of period as reported under IFRS	907	635

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	As at
	March 31,	December 31,	January 1,
Reconciliation of assets	2010	2010	2010

Total assets as reported under previous Canadian GAAP	10,401	12,717	9,785
Adjustments to increase (decrease) reported total assets:
Exemption for post employment benefits under IFRS 1	(7)	(7)	(7)
Acquisition-related costs	—	(45)	(45)
Consolidation of special purpose entity	—	221	—
Provisions for asset retirement	50	55	15
Reclassification of deferred income taxes	(95)	(75)	(77)
Other	3	12	3

Total assets as reported under IFRS	10,352	12,878	9,674

	As at
	March 31,	December 31,	January 1,
Reconciliation of liabilities and equity	2010	2010	2010

Total liabilities as reported under Canadian GAAP	5,819	7,370	5,193
Adjustments to increase (decrease) reported total liabilities:
Exemption for post employment benefits under IFRS 1	38	38	38
Post-employment benefits	—	16	—
Provisions for share-based payments	40	38	37
Incentive accrual	(6)	—	—
Consolidation of special purpose entity	—	221	—
Provisions for environmental remediation and asset retirement	54	60	14
Reclassification of non-controlling interest	(12)	(8)	(11)
Income tax effect of reconciling items	57	15	16
Reclassification of deferred income taxes	(95)	(75)	(77)
Other	(5)	10	(7)

Total liabilities as reported under IFRS	5,890	7,685	5,203

Total shareholders’ equity as reported under previous Canadian GAAP	4,582	5,347	4,592
Adjustments to increase (decrease) reported total shareholders’ equity:
Exemption for employee benefits under IFRS 1	(45)	(45)	(45)
Post-employment benefits	—	(16)	—
Provisions for share-based payments	(40)	(38)	(37)
Incentive accrual	6	—	—
Acquisition-related costs	—	(45)	(45)
Provisions for environmental remediation and asset retirement	(4)	(5)	1
Reclassification of non-controlling interest	12	8	11
Income tax effect of reconciling items	(57)	(15)	(16)
Other	8	2	10

Total shareholders’ equity as reported under IFRS	4,462	5,193	4,471

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
First-time adoption of IFRS
Our adoption of IFRS requires that we apply IFRS 1 — First Time Adoption of International Financial Reporting Standards. We have restated comparative information in compliance with IFRS for periods after the transition date. A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these interim financial statements. If there are any subsequent changes to IFRS that affect the first annual IFRS financial statements, these financial statements may have to be restated.
IFRS 1 requires certain mandatory exceptions and permits certain optional exemptions from this general requirement. We prepared our opening balance sheet using the following elections under IFRS 1:

IFRS Exemption Options	Summary of Policy Selection
Business Combinations

We may elect, on transition to IFRS, to either restate all past business combinations in accordance with IFRS 3 Business Combinations or to apply an elective exemption from applying IFRS 3 to business combinations completed before the transition date.
We have elected, on transition to IFRS, to apply the exemption such that transactions entered into prior to the transition date will not be restated. Because we did not adopt CICA Handbook section 1582 in 2010, we restated business combinations completed in 2010.

Share-Based Payments

We may elect not to apply IFRS 2, Share-Based Payments, to equity instruments granted on or before November 7, 2002, or which vested before our transition date. We may also elect not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.
We have elected not to apply IFRS 2 to equity instruments granted on or before November 7, 2002, or which vested before our transition date. We have also elected not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.

Employee Benefits

We may elect to recognize all cumulative actuarial gains and losses through opening retained earnings at the transition date. Actuarial gains and losses would have to be recalculated under IFRS from the inception of each of our defined benefit plans to separate recognized and unrecognized cumulative actuarial gains and losses if the exemption is not taken.
We have elected to recognize all cumulative actuarial gains and losses at the date of transition as an adjustment to retained earnings.

Foreign Exchange

On transition, cumulative translation gains or losses in accumulated other comprehensive income can be reclassified to retained earnings at our election. If not elected, all cumulative translation differences must be recalculated under IFRS from inception.
We have elected to apply the exemption and reclassify the balance of cumulative foreign exchange translation gains or losses from other comprehensive income to retained earnings at the transition date, with no resulting change to total shareholders’ equity.

Asset Retirement Obligations

IFRS requires changes in obligations to dismantle, remove and restore items of property, plant and equipment to be added to or deducted from the cost of the asset. The adjusted depreciable amount of the asset is then depreciated over its remaining useful life. Rather than recalculating the effect of all such changes throughout the life of the obligation, we may elect to measure the liability and the related depreciation effects at the transition date.
We have elected to apply the exemption from full retrospective application at the transition date.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
Estimates are a mandatory exception in IFRS 1 applied in the conversion from Canadian GAAP to IFRS. Hindsight is not used to create or revise estimates. The estimates we previously made under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

Significant Differences Between IFRS and Canadian GAAP	Impact
Employee Benefits

IFRS permits the recognition of actuarial gains and losses immediately in equity, immediately to earnings, or on a deferred basis to earnings. Canadian GAAP does not permit immediate recognition in equity. Further, IFRS requires expensing of vested past service costs immediately while unvested costs are amortized on a straight-line basis over the vesting period. Canadian GAAP requires amortization of past service costs over the expected average remaining service life of active employees and amortization of costs over the average life expectancy of former employees.
Transition date impact: none Future impact: greater variability in shareholders’ equity within accumulated other comprehensive income

Share-Based Payments

IFRS requires measurement of cash-settled, share-based awards at fair value, while Canadian GAAP allows measurement of these awards at intrinsic value. In addition, Agrium used straight-line depreciation to recognize graded vesting stock based instruments under Canadian GAAP, while IFRS requires accounting for each installment as a separate arrangement.
Transition date impact: reduction in shareholders’ equity and an increase in liabilities

Future impact: a continued measurement difference between the intrinsic value and the fair value of cash-settled share based awards

Income Taxes

Classification of future income tax under IFRS is non-current whereas Canadian GAAP splits future income taxes between current and non-current components. IFRS requires recognition of the deferred tax impact for temporary differences arising on translation of certain foreign denominated non-monetary assets or liabilities. Canadian GAAP does not allow similar treatment.
Transition date impact: reclassifying all future income taxes to non-current results in a decrease in current assets and a decrease in non-current income tax liabilities

Future impact: remains a classification difference Transition date impact: increase in deferred tax liabilities and a corresponding decrease in retained earnings

Future impact: continued recognition of the deferred tax impact with respect to the translation of foreign denominated non-monetary assets or liabilities

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Significant Differences Between IFRS and Canadian GAAP	Impact
Provisions

IFRS requires discounting of provisions where the effect of the discounting is material. Provisions are not discounted under Canadian GAAP unless specifically required or when a provision is required to be measured at fair value. The specific provisions for asset retirement obligations under IFRS are measured based on management’s best estimate. The discount rate used in calculating the present value of the cash flow estimates is to be based on risks specific to the liability unless these risks have been incorporated into the cash flow estimates. Canadian GAAP measures asset retirement obligations at fair value incorporating market assumptions. The discount rate used is a credit-adjusted risk-free rate.
Transition date impact: decrease in environmental liabilities and a corresponding increase to retained earnings

Future impact: each period there will be a charge to earnings for accretion of the discount

Transition date impact:
increase to asset retirement obligations and a corresponding decrease to retained earnings

Future impact: decrease in charge to earnings each period for accretion of discount

Impairment of Assets

Under IFRS, the impairment of assets, excluding financial assets, is tested and measured by comparing the carrying value of an asset or cash generating unit to its recoverable amount. Recoverable amount is measured as the higher of fair value less cost to sell or value-in-use (discounted future cash flows). IFRS permits impairment reversals for assets (excluding goodwill). The IFRS approach has the potential to increase income statement volatility due to the potential for increased write-downs and reversals of write-downs.
Transition date impact: none Future impact: increased potential for impairment losses and reversal of previously recorded losses

Business Combinations

IFRS does not include acquisition-related costs within consideration transferred in a business combination whereas the cost of acquisition does include direct, incremental acquisition-related costs under Canadian GAAP.
Transition date impact: decrease in shareholders’ equity and total assets Future impact: potential increase in charges to earnings in the amount of acquisition-related costs for business combinations
Non-Controlling Interest

IFRS requires non-controlling interest to be presented as a component of shareholders’ equity separate from the parent’s equity while Canadian GAAP presents non-controlling interest as a separate component between liabilities and equity.
Transition date impact: increase in shareholders’ equity Future impact: non-controlling interest will continue to be presented within shareholders’ equity

Consolidation of Special Purpose Entities and Transfers of Financial Assets
Under Canadian GAAP, a qualified special purpose entity (“QSPE”) that met certain conditions was not consolidated by a party that was a transferor of assets to the QSPE. Under IFRS, an entity that has transactions with a QSPE may in substance control the entity, requiring consolidation. In determining whether or not financial assets should be derecognized on transfer, for example in an accounts receivable securitization, IFRS focuses on evaluation of whether a qualifying transfer has taken place, whether risks and rewards have been transferred, and in some cases whether control over the assets has been transferred. Canadian GAAP focused on an evaluation of the transfer of control.
On transition (and continuing as a future impact), we consolidated a special purpose entity acquired in the AWB acquisition to which we transferred accounts receivable. Assets transferred that did not meet the IFRS criteria were not recorded as sales as the arrangement did not transfer substantially all the risks and rewards of ownership of the receivables to a third party. Accordingly, we recorded cash received on sale of receivables as secured borrowings.

AGRIUM INC.
Summarized Notes to the Condensed Consolidated Financial Statements
For the three months ended March 31, 2011
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
20.	PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

Ownership

Agrium, a general partnership	100%
Agrium U.S. Inc.	100%
Crop Production Services, Inc.	100%
Landmark Rural Holdings Limited	100%
Profertil S.A.	50%

AGRIUM INC.
Results by Segment
(Unaudited — millions of U.S. dollars)
Schedule 1

Three months ended March 31, 2011
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Sales — external	1,816	1,072	66	—	2,954
— inter-segment	6	161	15	(182)	-

Total sales	1,822	1,233	81	(182)	2,954
Cost of product sold	1,482	824	65	(142)	2,229

Gross profit	340	409	16	(40)	725

Gross profit (%)	19	33	20		25

Selling expenses	335	11	9	(2)	353
EBITDA(1)	25	412	1	(93)	345
EBIT(2)	(15)	377	(5)	(98)	259

Three months ended March 31, 2010
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Sales — external	1,055	740	53	—	1,848
— inter-segment	5	108	11	(124)	—

Total sales	1,060	848	64	(124)	1,848
Cost of product sold	898	630	49	(91)	1,486

Gross profit	162	218	15	(33)	362

Gross profit (%)	15	26	23		20

Selling expenses	222	9	6	(4)	233
EBITDA(1)	(41)	182	3	(47)	97
EBIT(2)	(68)	147	(1)	(49)	29

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

(2)	Earnings (loss) from continuing operations before finance costs and income taxes.

(3)	All schedules have been restated to conform to International Financial Reporting Standards.

AGRIUM INC.
Product Lines
(Unaudited — millions of U.S. dollars)
Schedule 2

		Three months ended March 31,
		2011			2010

		Cost of			Cost of
		product	Gross		product	Gross
	Sales	sold(1)(2)	profit	Sales	sold(1)(2)	profit

Retail(3)(4)
Crop nutrients	707	592	115	371	308	63
Crop protection products	638	536	102	462	393	69
Seed	230	195	35	191	176	15
Merchandise	144	127	17	21	20	1
Services and other	103	32	71	15	1	14

	1,822	1,482	340	1,060	898	162

Wholesale(4)
Nitrogen	334	183	151	261	189	72
Potash	195	70	125	191	85	106
Phosphate	238	143	95	127	109	18
Product purchased for resale	411	395	16	216	204	12
Other	55	33	22	53	43	10

	1,233	824	409	848	630	218

Advanced Technologies(4)
Turf and ornamental	52	41	11	44	34	10
Agriculture	29	24	5	20	15	5

	81	65	16	64	49	15

Other inter-segment eliminations(4)	(182)	(142)	(40)	(124)	(91)	(33)

Total(4)	2,954	2,229	725	1,848	1,486	362

(1)	Wholesale includes inventory and purchase commitment write-downs.

(2)	Includes depreciation and amortization.

(3)	International Retail net sales were $575-million (2010 — $27-million) and gross profit was $108-million (2010 — $5-million) for the three months ended March 31, 2011.

(4)	Comparative figures have been reclassified to conform to the current year’s revised categories.

AGRIUM INC.
Selected Wholesale Volumes and Sales Prices
(Unaudited)
Schedule 3

Three months ended March 31,
	2011				2010
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)

Nitrogen
Domestic
Ammonia	158	484			143	381
Urea	300	495			321	393
Other	208	343			178	268

Total domestic	666	445			642	356
International	83	447			90	372

Total nitrogen	749	446	244	202	732	358	260	98

Potash
Domestic	212	518			349	415
International	265	322			185	250

Total potash	477	409	147	262	534	358	159	199

Phosphate	306	778	468	310	250	506	434	72

Product purchased for resale	911	451	433	18	677	319	301	18

Other
Ammonium sulfate	88	334	173	161	90	234	173	61
Other	68				84

Total other	156				174

Total Wholesale	2,599	474	317	157	2,367	358	266	92

AGRIUM INC.
Depreciation and Amortization in Cost of Product Sold
(Unaudited — millions of U.S. dollars)
Schedule 4

	Three months ended March 31,
	2011	2010

Retail	1	—

Wholesale
Nitrogen	12	18
Potash	9	4
Phosphate	12	11
Product purchased for resale	—	—
Other	1	1

	34	34

Advanced Technologies	4	2

Total	39	36